UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer



Santander

3rd Quarter 2018

(BR GAAP) Results

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Santander

Agenda

Solid profitability
anchored by a recurring and sustainable business model...



Net Profit (R$ MM)
+20.7%
CAGR
1,464
1,708
1,884
2,586
3,025
3,108
3Q14
3Q15
3Q16
3Q17
2Q18
3Q18



ROE (%)
+792 bps
11.6
12.8
13.1
17.1
19.5
19.5
3Q14
3Q15
3Q16
3Q17
2Q18
3Q18

Dividends and Interest on Capital distributed

3Q18[1]
R$ 600 MM

9M18[2]
R$ 1.8 bi

[1] In 3Q18, we distributed R$ 600 million in interest on capital, paid starting from 10/26/18. [2] In 9M18, the amount of R$ 1,800 million refers to interest on capital related to 3Q18, as well as interest on capital and dividends paid on 04/26/18 and 07/27/18.

Santander

…focused on the **improving our customers' experience and satisfaction**…

Personnel

Among the **Best Companies to Work For**

3rd *consecutive* **year**

GREAT PLACE TO WORK®

Customers

Customers[1] base has been growing for 40º consecutive months

Active

23.4 MM

+11% YoY

Loyal

5.0 MM +26% YoY

Digital

10.5 MM +32% YoY

Digital

81.3%

+3.4 p.p. in 8M

Share of digital transactions[2]

nps[3]

Net promoter score



+4 points
55
51
49
1Q18
2Q18
3Q18

[1] Active account holders, as of September 2018. [2] Share of digital transactions in relation to the bank's total front office transactions. [3] Methodology that makes daily evaluations of the likelihood of customers recommending Banco Santander Brasil based on their experience with the Bank, across the entire branch network and service channels.

Santander

...and with **profitable market share gains** leveraged by the **greater synergy of our Ecosystem**...

Market share gain

Loans[1]	9.4%	+80 bps YoY
Deposits[1,2]	11.1%	+115 bps YoY

- Solutions for the **education segment** (universities and schools) and **Preparadão** (high school education fair)
- **Getnet launches customized platforms** to strengthen e-commerce
- Disruptive performance in **street markets**
- Credit for the **renewable energy** segment

Expanded Retail

Payroll Loans	Cards	Vehicles	SMEs	Getnet	Agro
9.8%[1]	12.9%[1]	23.8%[1]	11.5%[3]	14.0%[4]	8.7%[1]
(+196 bps YoY) in total loans	(+119 bps YoY) in total loans	(+100 bps YoY) in total loans	(+271 bps YoY) in total loans	(+282 bps YoY) in turnover	(+319 bps YoY) in Agricultural Credit Notes (LCA)

[1] BACEN, data as of Sep-18. [2] Including demand, savings and time deposits, real estate credit notes (LCI) and Agricultural Credit Notes (LCA). [3] BACEN, 2Q18. [4] ABECS – Acquirers, 2Q18.

...aligned with the ongoing pursuit for **operational excellency**

Industrialization | First results (in 8M[1])

	% Lead time	Agreements issued[2]
Real Estate	-18%	+1.1x
Agro	-26%	+2.9x

Efficiency Ratio (%)



45.7
43.7
39.6
39.7
3Q16
3Q17
2Q18
3Q18

Improvement of **Efficiency ratio**

- 4.0 p.p.

in 12M

[1] Comparison between Jan-18 and Sep-18. [2] Comparison between the average of the last vintages between Jan-18 and Sep-18.

Agenda

Santander

Well-diversified results

Brazil contributed **26%** of 9M18 results


26%
17%
14%
13%
SCF
7%
6%
6%
5%
3%
1%


48%
America[1]
52%
Europe

Attributable Profit (EUR million)


21%
4,988
6,042
9M17
9M18

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Center and real estate activities in Spain. [1]Including 2% from other Latam countries.

Agenda

Santander

Expectations point to a **gradual recovery of the economy**

GDP | Real annual growth (%)


-3.6
1.0
1.4
2.5
2.5
2016
2017
2018 (e)
2019 (e)
2020 (e)

Interest rate | SELIC (%)


13.75
7.00
6.50
8.00
8.00
2016
2017
2018 (e)
2019 (e)
2020 (e)

Inflation | IPCA (%)


6.3
3.0
4.4
4.2
4.0
2016
2017
2018 (e)
2019 (e)
2020 (e)

Exchange rate | (R$/US$)


3.26
3.30
3.71
3.80
3.75
2016
2017
2018 (e)
2019 (e)
2020 (e)

Source: Central Bank of Brazil (BACEN), IBGE and Focus Research projections (10/26/2018).

Agenda

Effectiveness of our commercial strategy is evidenced by the recurring achievement of solid results

Net profit reaches R$ 9.0 billion in 9M18, growing 25% YoY


(R$ million)
20%
3%
25%
2,586
2,752
2,859
3,025
3,108
7,201
8,992
3Q17
4Q17
1Q18
2Q18
3Q18
9M17
9M18

Profitability underpinned by organic and recurring growth in net profit

- Increase in loyal customer base and transactionality contribute to higher **revenues** in the year
- Continued growth of the **loan portfolio**, along with profitable market share gains
- Resilience of the **risk model** and greater **productivity**

Santander

Managerial P&L (R$ million)	9M18	9M17	12M	3Q18	2Q18	3M
Net Interest Income	31,253	27,829	12.3%	10,629	10,460	1.6%
Fees	12,544	11,372	10.3%	4,135	4,275	-3.3%
Total Revenues	**43,797**	**39,201**	**11.7%**	**14,765**	**14,734**	**0.2%**
Allowance for Loan Losses	(7,874)	(7,053)	11.6%	(2,618)	(2,604)	0.6%
General Expenses	(14,692)	(13,985)	5.1%	(5,020)	(4,867)	3.2%
Others	(6,824)	(7,733)	-11.8%	(2,105)	(2,435)	-13.5%
Profit Before Taxes	**14,407**	**10,430**	**38.1%**	**5,020**	**4,829**	**4.0%**
Taxes and Minority Interest	(5,414)	(3,229)	67.7%	(1,912)	(1,804)	6.0%
Managerial Net Income	**8,992**	**7,201**	**24.9%**	**3,108**	**3,025**	**2.8%**

Santander

Net interest income rises in the year, highlighted by loans

Net Interest Income Breakdown *(R$ million)*


8%
2%
12%
9,863
9,498
10,163
10,460
10,629
27,829
31,253
2,733
1,922
2,649
2,383
2,490
7,192
7,523
1,010
1,054
805
900
956
2,955
2,661
6,119
6,522
6,709
7,177
7,183
17,681
21,069
3Q17
4Q17
1Q18
2Q18
3Q18
9M17
9M18
Loan
Funding
Other

Interest Income | Ratios


Loan
9.4%
9.7%
10.0%
10.2%
9.7%
Funding
1.6%
1.6%
1.2%
1.3%
1.3%
3Q17
4Q17
1Q18
2Q18
3Q18

Selic Interest Rate Target | Average

9.3%	7.6%	6.8%	6.5%	6.5%

Individuals and consumer finance segments are the top performers in the loan portfolio


Loan Portfolio (R$ billion)
13%
3%
263.0
272.6
280.4
290.5
298.4
38.9%
39.7%
40.5%
41.3%
42.0%
14.9%
15.4%
15.6%
15.6%
15.8%
12.5%
12.6%
12.2%
12.2%
12.2%
33.7%
32.4%
31.7%
31.0%
30.0%
Sep.17
Dec.17
Mar.18
Jun.18
Sep.18
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Sep 18	Sep 17	12M	3M
Individuals	125,336	102,263	22.6%	4.6%
Consumer Finance	47,274	39,178	20.7%	4.2%
SMEs	36,269	32,945	10.1%	2.7%
Corporate	89,554	88,579	1.1%	-0.4%
Total	**298,433**	**262,965**	**13.5%**	**2.7%**
Other Transactions[1]	82,280	73,510	11.9%	5.8%
Expanded Portfolio	**380,713**	**336,475**	**13.1%**	**3.4%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets and guarantees.

Santander

Funding from customers grew 9% in the year, fueled by time and savings deposits


Funding from Customers (R$ billion)
9%
4%
309.2
307.6
316.8
324.9
337.0
Sep.17
Dec.17
Mar.18
Jun.18
Sep.18

R$ million	Sep 18	Sep 17	12M	3M
Demand Deposits	17,421	15,980	9.0%	0.3%
Savings Deposits	44,429	38,570	15.2%	4.4%
Time Deposits + Debentures[1]	239,098	215,598	10.9%	3.2%
Financial Bills[2]	36,050	39,095	-7.8%	8.1%
Funding from Customers	**336,997**	**309,244**	**9.0%**	**3.7%**
(-) Reserve Requirements	(69,891)	(66,149)	5.7%	0.7%
Others	79,398	54,386	46.0%	4.7%
Total Funding	**346,504**	**297,481**	**16.5%**	**4.6%**
Funds	301,541	296,043	1.9%	-0.2%
Total Funding + AUM	**648,046**	**593,524**	**9.2%**	**2.3%**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA). [2]Including Structured Transaction Certificates (COE).

Santander

Fee growth during the year reflects the increase in loyal customer base and transactionality


Fees (R$ million)
7%
-3%
10%
3,871
4,239
4,134
4,275
4,135
11,372
12,544
3Q17
4Q17
1Q18
2Q18
3Q18
9M17
9M18

R$ million	9M18	9M17	12M	3M
Asset Management	758	760	-0.3%	-4.0%
Current Account	2,475	2,144	15.4%	3.0%
Lending Operations	1,081	1,119	-3.4%	-25.7%
Insurance	1,989	1,795	10.8%	-3.6%
Cards	4,227	3,580	18.1%	3.8%
Collection Services	1,120	1,023	9.4%	-3.1%
Securities Placement, Custody and Brokerage	464	500	-7.1%	-42.1%
Other	430	451	-4.6%	9.1%
Total	**12,544**	**11,372**	**10.3%**	**-3.3%**

Santander

Risk model resilience keeps loan portfolio quality indicators at controlled levels


NPL from 15 to 90 days
5.8%
5.7%
6.0%
5.7%
5.6%
4.5%
4.2%
4.3%
4.2%
4.0%
3.1%
2.5%
2.2%
2.4%
2.1%
Sep.17
Dec.17
Mar.18
Jun.18
Sep.18
NPL over 90 days
3.7%
3.7%
3.7%
3.8%
3.8%
2.9%
3.2%
2.9%
2.8%
2.9%
2.5%
1.9%
2.0%
1.7%
1.9%
Sep.17
Dec.17
Mar.18
Jun.18
Sep.18
Coverage Ratio over 90 days
230%
202%
216%
219%
207%
Sep.17
Dec.17
Mar.18
Jun.18
Sep.18
Individuals
Total
Corporate & SMEs

Santander

Provisions and cost of credit remain under control, supported by sound risk management


Allowance for Loan Losses (R$ million) and Cost of Credit (%)
3.3%
3.5%
3.4%
3.2%
3.1%
3.2%
3.2%
2,429
2,656
2,652
2,604
2,618
7,053
7,874
3,051
3,303
3,204
3,181
3,126
9,010
9,511
(622)
(648)
(552)
(577)
(508)
(1,958)
(1,637)
3Q17
4Q17
1Q18
2Q18
3Q18
9M17
9M18
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

Santander

Increased productivity contributes to **improved efficiency ratio in the year**

Expenses *(R$ million)*



4%
3%
5%
4,806
527
4,279
5,183
551
4,632
4,805
548
4,257
4,867
556
4,311
5,020
569
4,452
13,985
1,518
12,467
14,692
1,672
13,020
3Q17
4Q17
1Q18
2Q18
3Q18
9M17
9M18
General Expenses
Depreciation and Amortization

R$ million	9M18	9M17	12M	3M
General Expenses	13,020	12,467	4.4%	3.3%
Administrative Expenses	6,094	5,742	6.1%	4.8%
Personnel Expenses	6,926	6,725	3.0%	2.0%
Depreciation and Amortization	1,672	1,518	10.1%	2.3%
Total	**14,692**	**13,985**	**5.1%**	**3.2%**

Santander

Efficiency Ratio


43.7%
39.6%
39.7%
44.0%
39.8%
-4.2 p.p. YoY
3Q17
2Q18
3Q18
9M17
9M18

Recurrence Ratio


80.5%
87.8%
82.4%
81.3%
85.4%
4.1 p.p. YoY
3Q17
2Q18
3Q18
9M17
9M18

ROAA


1.6%
1.7%
1.6%
1.4%
1.6%
0.2 p.p. YoY
3Q17
2Q18
3Q18
9M17
9M18

ROAE


17.1%
19.5%
19.5%
16.3%
19.4%
3.1 p.p. YoY
3Q17
2Q18
3Q18
9M17
9M18

Santander

Comfortable capital and liquidity levels


Loans/
Funding from Customers
85.0%
89.4%
88.6%
Sep.17
Jun.18
Sep.18


BIS Ratio
16.2%
14.8%
15.3%
13.3%
12.4%
12.6%
Sep.17
Jun.18
Sep.18
BIS Ratio
CET1 - Fully Loaded

We declared dividends and IoC **3Q18 | R$ 600 MM**[1] and **9M18 | R$ 1.8 Bi**[2]

[1] In 3Q18, we declared R$ 600 million in IoC, payable on October 26th, 2018. [2] In 9M18 the amount of R$ 1,800 million comprised IoC declared in 3Q18 and IoC and dividends payable on 04/26/18 and 07/27/18.

Agenda

Santander

Recurring and sustainable business model,

couple with **enhanced customer experience and satisfaction,**

delivering greater **value to shareholders**

Net profit climbs 25% YoY in 9M18

Total revenues advance 12% YoY in 9M18

Active and preventive risk management reverberates on loan quality indicators

Continuous focus on increasing productivity, with a better efficiency ratio in 9M18

ROE: 19.5%,

+246bps (3Q18, YoY)

I Santander Brasil Investor Day

São Paulo, 2019

October 8th, 2019

Please visit the Investor Relations website for further information

www.ri.santander.com.br

Santander

Santander Corporate & Investment Banking

Santander Corporate

Santander Negócios e Empresas

Santander Financiamentos

Santander Asset Management

Santander Private Banking

Santander Select

Santander Van Gogh

Santander Tecnologia

Santander Securities Services

getnet
Uma empresa Santander

olé consignado

webmotors
a marca automotiva nº1 do Brasil

PROSPERA
Santander Microcrédito

Return
Uma empresa Santander

ZURICH Santander
ZURICH SANTANDER · SEGUROS E PREVIDÊNCIA

esfera

Santander Universidades

universia

FAROL SANTANDER

Santander CULTURAL

TEATRO Santander

Appendix


GO

Managerial P&L	9M18	9M17	Abs.	12M
R$ million				
Net Interest Income	**31,253**	**27,829**	**3,424**	**12.3%**
Allowance for Loan Losses	(7,874)	(7,053)	(821)	11.6%
Net Interest Income After Loan Losses	**23,379**	**20,776**	**2,603**	**12.5%**
Fees	12,544	11,372	1,172	10.3%
General Expenses	(14,692)	(13,985)	(708)	5.1%
Personnel Espenses + Profit Sharing	(6,926)	(6,725)	(201)	3.0%
Administrative Expenses	(7,767)	(7,260)	(507)	7.0%
Tax Expenses	(2,992)	(2,712)	(280)	10.3%
Other income (expenses)	(3,878)	(4,735)	856	-18.1%
Investments in Affiliates and Subidiaries	14	26	(12)	-47.1%
Non-Operating Income	33	(313)	346	-110.7%
Profit Before Taxes	**14,407**	**10,430**	**3,976**	**38.1%**
Income Tax and Social Contribution Tax	(5,154)	(2,929)	(2,225)	76.0%
Minority Interest	(261)	(300)	40	-13.2%
Net Profit	**8,992**	**7,201**	**1,791**	**24.9%**

Managerial P&L	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
R$ million							
Net Interest Income	**8,868**	**9,098**	**9,863**	**9,498**	**10,163**	**10,460**	**10,629**
Allowance for Loan Losses	(2,264)	(2,360)	(2,429)	(2,656)	(2,652)	(2,604)	(2,618)
Net Interest Income After Loan Losses	**6,604**	**6,738**	**7,434**	**6,843**	**7,511**	**7,856**	**8,011**
Fees	3,709	3,792	3,871	4,239	4,134	4,275	4,135
General Expenses	(4,629)	(4,550)	(4,806)	(5,183)	(4,805)	(4,867)	(5,020)
Personnel Expenses + Profit Sharing	(2,200)	(2,205)	(2,319)	(2,367)	(2,309)	(2,286)	(2,331)
Administrative Expenses	(2,429)	(2,344)	(2,487)	(2,816)	(2,496)	(2,581)	(2,690)
Tax Expenses	(906)	(892)	(914)	(955)	(964)	(1,024)	(1,004)
Other Income (Expenses)	(1,372)	(1,528)	(1,835)	(1,084)	(1,334)	(1,432)	(1,113)
Investments in Affiliates and Subsidiaries	5	11	10	(1)	3	6	5
Non-Operating Income	(68)	(210)	(35)	53	13	15	6
Profit Before Taxes	**3,343**	**3,362**	**3,725**	**3,912**	**4,557**	**4,829**	**5,020**
Income Tax and Social Contribution Tax	(973)	(926)	(1,030)	(1,067)	(1,615)	(1,714)	(1,825)
Minority Interest	(90)	(101)	(110)	(93)	(83)	(90)	(87)
Net Profit	**2,280**	**2,335**	**2,586**	**2,752**	**2,859**	**3,025**	**3,108**

R$ million	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18	Sep.18
Current and Long-Term Assets	**701,088**	**640,995**	**664,984**	**672,561**	**713,329**	**728,300**	**759,235**
Cash and Cash Equivalents	5,405	8,261	7,080	11,234	10,658	11,884	14,945
Interbank Investments	52,642	51,599	49,963	46,761	44,335	53,295	56,923
Securities and Derivative Financial Instruments	166,131	168,391	182,557	171,730	193,149	187,417	179,682
Interbank Accounts	64,369	68,135	68,277	82,504	81,953	90,695	92,619
Lending Operations	240,629	240,014	246,068	255,486	262,811	272,496	280,894
Allowance for Loan Losses	(17,084)	(17,229)	(17,327)	(17,462)	(17,747)	(18,096)	(18,224)
Other Receivables	169,123	102,050	108,572	102,540	117,606	109,859	131,545
Other Assets	2,788	2,546	2,467	2,306	2,816	2,654	2,626
Permanent Assets	**12,430**	**12,056**	**11,784**	**11,172**	**11,019**	**10,771**	**10,754**
Investments	379	372	391	371	434	440	477
Fixed Assets	7,238	7,174	7,060	6,396	6,305	6,346	6,266
Intangibles	4,812	4,510	4,334	4,405	4,281	3,985	4,011
Goodwill net of amortization	1,703	1,249	795	930	863	796	727
Others	3,109	3,260	3,539	3,475	3,418	3,189	3,284
Total Assets	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**	**769,990**
Total Assets (Excluding Goodwill)	**711,814**	**651,801**	**675,973**	**682,802**	**723,485**	**738,275**	**769,263**

R$ million

	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18	Sep.18
Current and Long-Term Liabilities	**649,710**	**589,129**	**611,637**	**621,824**	**659,629**	**673,248**	**701,989**
Deposits	148,012	178,615	204,118	203,532	221,268	241,754	250,593
Demand Deposits	14,824	16,175	15,980	17,177	16,799	17,369	17,421
Savings Deposits	36,114	37,064	38,570	40,572	41,409	42,571	44,429
Interbank Deposits	2,262	2,894	2,701	3,292	3,678	4,199	4,111
Time Deposits	94,813	122,482	146,867	142,481	159,378	177,611	184,626
Other Deposits	0	0	0	10	4	4	6
Money Market Funding	160,419	150,083	141,526	129,962	134,834	133,155	117,545
Funds from Acceptance and Issuance of Securities	95,009	85,139	78,143	76,656	81,441	77,045	82,221
Interbank Accounts	1,390	1,790	1,571	264	1,752	1,732	1,918
Interbranch Accounts	2,210	2,719	3,051	4,275	2,879	2,854	3,593
Borrowings	28,040	28,007	26,235	33,471	32,231	46,559	50,697
Domestic On-Lending - Official Institutions	16,772	16,842	16,934	16,636	15,592	14,329	13,531
Derivative Financial Instruments	21,794	16,919	18,952	20,681	21,072	17,793	16,932
Other Payables	176,064	109,015	121,107	136,347	148,560	138,027	164,958
Deferred Income	543	519	506	511	470	423	355
Minority Interest	2,566	2,545	2,268	1,897	2,002	2,076	2,095
Equity	60,698	60,858	62,359	59,500	62,247	63,325	65,551
Total Liabilities	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**	**769,990**
Equity (Excluding Goodwill)	**58,994**	**59,608**	**61,564**	**58,570**	**61,384**	**62,529**	**64,824**

R$ million	Sep.18	Sep.17	12M	Jun.18	3M
Individuals	**125,336**	**102,263**	**22.6%**	**119,837**	**4.6%**
Leasing / Auto Loans (*)	2,114	1,813	16.6%	1,988	6.3%
Credit Card	26,771	21,850	22.5%	25,727	4.1%
Payroll Loans	32,329	23,950	35.0%	30,803	5.0%
Mortgage	31,495	27,251	15.6%	30,331	3.8%
Agricultural Loans	5,850	4,854	20.5%	5,005	16.9%
Personal Loans / Others	26,777	22,546	18.8%	25,984	3.1%
Consumer Finance	**47,274**	**39,178**	**20.7%**	**45,369**	**4.2%**
Corporate	**125,823**	**121,523**	**3.5%**	**125,273**	**0.4%**
Leasing / Auto Loans	3,125	2,747	13.8%	2,923	6.9%
Real Estate	4,734	7,530	-37.1%	5,120	-7.5%
Trade Finance	28,821	22,821	26.3%	26,608	8.3%
On-Lending	9,734	11,603	-16.1%	10,654	-8.6%
Agricultural Loans	6,061	7,068	-14.3%	6,228	-2.7%
Working Capital / Others	73,349	69,755	5.2%	73,741	-0.5%
Total	**298,433**	**262,965**	**13.5%**	**290,479**	**2.7%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 41,256 MM in Sep/18, R$ 39,772 MM in Jun/18 and R$ 34,419 MM in Sep/17.

OUR TURNOVER HAS INCREASED BY 33%
IN THE LAST 12 MONTHS

		9M18	9M17	12M
Credit	Turnover (R$ million)	80,854	64,930	25%
	Transactions (thousand)	639,291	546,224	17%
Debit	Turnover (R$ million)	51,870	35,014	48%
	Transactions (thousand)	887,615	573,186	55%
Total	Turnover (R$ million)	132,724	99,944	33%
	Transactions (thousand)	1,526,905	1,119,410	36%


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Santander

Santander

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Uma empresa Santander



Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair